NYSE

[redacted]

15021314

RECEIVED

2015 JUN 30 PM 1:06

SEC / MR

Martha Redding
Senior Counsel
Assistant Secretary

New York Stock Exchange
11 Wall Street
New York, NY 10005
T + 1 212 656 2938
F + 1 212 656 8101
Martha.Redding@theice.com

SEC
Mail Processing
Section
JUN 30 2015
Washington DC
404

June 26, 2015

VIA FEDEX

Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Amendments to Form 1

Enclosed are an original and two copies of the 2015 amendment to New York Stock Exchange LLC's Form 1 application pursuant to Rule 6a-2 under the Securities Exchange Act of 1934.

Intercontinental Exchange on behalf of NYSE Holdings, LLC, New York Stock Exchange, LLC, NYSE MKT LLC, and NYSE Arca, Inc. (collectively, the "Exchanges") requests confidential treatment under the Freedom of Information Act, 5 U.S.C. § 552, the Commission's rules and regulations relating thereto (e.g., 17 C.F.R. 200.83(c)) (collectively, "FOIA") and any other applicable statute or regulation for the enclosed materials with identifying code NYSE –15-000001 through NYSE –15-000142 which is being provided to the Securities and Exchange Commission.

If you have further questions, please do not hesitate to contact me.

Sincerely,

Enclosures

cc (w/o enc.): U.S. Securities and Exchange Commission
Office of Freedom of Information and Privacy Act Operations
100 F Street, NE
Mail Stop 2736
Washington, DC 20549 (via regular mail)

* * * * *

Pursuant to the procedures set forth in 17 C.F.R. § 200.83 and the Freedom of Information Act ("FOIA"), 5 U.S.C. § 552 *et seq.*, the Commission's rules and regulations thereunder (e.g., 17 C.F.R. 200.83(c)) and other applicable statutes or regulations, Intercontinental Exchange on behalf of NYSE Holdings, LLC, New York Stock Exchange LLC, NYSE MKT LLC, and NYSE Arca, Inc. (collectively, the "Exchanges") respectfully request confidentiality for this letter and for the other information provided herein (the "Confidential Materials"). Because the Confidential Materials may constitute trade secrets and commercial or financial information which are privileged or confidential, they are subject to the exemption from mandatory disclosure under Exemption 4 of the FOIA, 5 U.S.C. § 552(b)(4) (1976). In addition, the Exchanges believe that Exemption 8 is also applicable, as well as the protections available under the Privacy Act of 1974, 5 U.S.C. § 552a. Please also see the request for confidential treatment filed by the New York Stock Exchange, Inc., by letter dated February 10, 1981, with the Commission's Freedom of Information Act Officer under 17 C.F.R. 200.83.

Accordingly, we expect that the originals and all copies of the Confidential Materials will be kept in a non-public file and that access by any third party not a member of the Commission or its Staff will be denied. The Exchanges request that upon receipt of any request for the disclosure of the Confidential Materials, either pursuant to the FOIA or otherwise, the Commission make an initial determination as to whether such requests should be denied. If the Commission determines that no grounds appear to exist that would justify withholding the information, the Exchanges request that the Commission provide the Exchanges an opportunity to object and to submit further substantiation for affording continued confidential treatment and for withholding of the information. Should the Commission be inclined to disclose the Confidential Materials to any third party, it is our expectation that, in accordance with normal Commission practice, we will be given ten business days' advance notice of any such disclosure to enable us to pursue any remedies that may be applicable.

Under such circumstances, please contact Martha Redding, Senior Counsel, Intercontinental Exchange - NYSE, 11 Wall Street, 19th Floor, New York, New York 10005, (212) 656-2938, fax (212) 656-8101, Martha.Redding@theice.com, so that further substantiation of this confidentiality request may be submitted.

The submission of the information contained herein and in the documents referenced above does not waive, nor is it intended to waive, any rights or privileges of the Exchanges with respect to this matter, including any attorney-client, work-product, or other privilege.

The confidential information contained in this letter remains the property of the Exchanges. We respectfully request that, at the conclusion of your inquiry, you return all copies of these documents to us.

* * * * *

The following information was submitted with a request that the Securities and Exchange Commission grant confidential treatment under Rule 24b-2 under the Securities Exchange Act of 1934 ("Exchange Act") for certain information contained in Exhibit D of amendments to Form 1, which were filed pursuant to Rule 6a-2 under the Exchange Act. The Securities and Exchange Commission denied the request for confidential treatment. See Securities Exchange Act Release No. 83760 (August 1, 2018) (Order Denying Applications by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc. and NYSE National, Inc., Respectively, for Confidential Treatment Pursuant to Rule 24b-2 under the Exchange Act for Material Filed Pursuant to Rule 6a-2 under the Exchange Act). See also Securities Exchange Act Release No. 84497 (October 29, 2018) (Order Lifting the Automatic Stay of the Order Denying Applications by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc., and NYSE National, Inc., Respectively, for Confidential Treatment Pursuant to Rule 24b-2 under the Exchange Act for Material Filed Pursuant to Rule 6a-2 under the Exchange Act).

Form 1 Page 1 Execution Page

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

Date filed (MM/DD/YY):

OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: New York Stock Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box): 11 Wall Street, New York, NY 10005
3. Provide the applicant's mailing address (if different): N/A
4. Provide the applicant's business telephone and facsimile number: 212-656-2938 (Telephone) 212-656-8101 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee: Martha Redding (Name) Assistant Secretary (Title) 212-656-2938 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Martha Redding
   NYSE Holdings LLC
   11 Wall Street, New York, NY 10005
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 7/14/05 (b) State/Country of formation: New York

(c) Statute under which applicant was organized: New York Limited Liability Company Act

SEC Mail Processing Section
JUN 30 2015
Washington DC
404

2015 JUN 30 PM 1:06
SEC / MR
RECEIVED

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The unders igned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents att ached hereto, and other information filed herewith, all of which are made a part hereof are current, true, and complete.

Date: 06/26/15 (MM/DD/YY) New York Stock Exchange LLC (Name of applicant)

By: [signature] (Signature) Martha Redding, Assistant Secretary (Printed Name and Title)

Subscribed and sworn before me this 26 day of June (Month), 2015 (Year) by [signature] (Notary Public)

My Commission expires 7/16/15 County of New York State of New York

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

Ceydi Brea
Notary Public - State of New York
No. 01BR6170755
Qualified in New York County
My Commission Expires July 16, 2015

SE-15-000001

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Exhibits Accompanying Amendment

to

FORM 1 REGISTRATION STATEMENT

of

NEW YORK STOCK EXCHANGE LLC

June 30, 2015

EXHIBIT D

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2015

EXHIBIT D

The unconsolidated financial statements for each subsidiary or affiliate of New York Stock Exchange LLC for the last fiscal year follow.

NYSE Group, Inc.
Statement of Income
Year Ended December 31, 2014
(Unaudited)
(in thousands)

Expenses:		
Compensation and benefits	$	418
Professional services		(2,407)
Acquisition-related transaction and integration costs		3,105
Selling, general, and administrative		27
Intercompany expenses		7,188
Operating expenses		8,332
Operating loss		(8,332)
Interest income, net		74
Other income, net		237
Other income		311
Pre-tax net loss		(8,020)
Income tax benefit		(1,866)
Net loss	$	(6,155)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Group, Inc.
Balance Sheet
As of December 31, 2014
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	289
Accounts receivable, net		843
Deferred tax assets, current		970
Prepaid expenses and other current assets		1,000
Due from affiliates		103,994
Current assets		107,095
OTHER NON-CURRENT ASSETS:		
Goodwill		306,527
Other intangibles, net		570,000
Other non-current assets		876,527
Total assets	$	983,622
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Other current liabilities	$	12,664
Income tax payables		13,369
Current liabilities		26,033
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - non-current		193,661
Other non-current liabilities		77,199
Non-current liabilities		270,860
Total liabilities		296,893
EQUITY:		
Contributed capital		692,779
Retained deficit		(6,155)
Accumulated other comprehensive income		104
Total equity		686,729
Total liabilities and equity	$	983,622

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Wall and Broad Insurance Company
Statement of Income
Year Ended December 31, 2014
(Unaudited)
(in thousands)

Total Revenue	
Transaction-based expenses	(500)
Total Revenue, less transaction-based expenses	(500)
Expenses:	
Compensation and benefits	609
Professional services	108
Selling, general and administrative	(1,672)
Operating Expenses	(955)
Operating Income	455
Interest income	3
Other Income	3
Pre-tax net Income	459
Income tax expense	161
Net Income	$ 298

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Wall and Broad Insurance Company
Balance Sheet
As of December 31, 2014
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	7,995
Prepaid expenses and other current assets		721
Deferred tax assets - current		195
Current assets		8,911
Assets	$	8,911
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accrued salaries and benefits	$	15
Other current liabilities		3,088
Due to affiliates		104
Income tax payable		83
Deferred revenue		1,184
Current Liabilities		4,473
Liabilities		4,473
EQUITY:		
Contributed capital		1,750
Retained earnings		2,688
Total equity		4,438
Total liabilities and equity	$	8,911

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Liffe Holdings, LLC
Balance Sheet
As of December 31, 2014
(Unaudited)
(in thousands)

LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Due from affiliate	$ 1
Current liabilities	1
Liabilities	1
EQUITY:	
Retained deficit	(1)
Total equity	(1)
Total liabilities and equity	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Liffe US, LLC
Statement of Income
Year Ended December 31, 2014
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees	$	5,264
Data service fees		210
Other revenue		562
Total Revenue		6,036
Expenses:		
Compensation and benefits		3,528
Technology and communications		1,711
Professional services		472
Selling, general and administrative		690
Depreciation and amortization		302
Intercompany expense		498
Operating expenses		7,201
Operating loss		(1,165)
Interest income		1
Interest expense, affiliate		(252)
Other income, net		260
Other income		8
Pre-tax net loss		(1,156)
Net loss	$	(1,156)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Liffe US, LLC
Balance Sheet
As of December 31, 2014
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	98
Acounts recievable, net		(90)
Current assets		8
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment cost		603
Accumulated depreciation		(352)
Property and equipment, net		251
Total assets	$	259
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due from affiliate	$	25,900
Other current liabilites		31
Income taxes payable		31
Current liabilities		25,963
Total liabilities		25,963
EQUITY:		
Contributed capital		(23,809)
Retained deficit		(1,895)
Total equity		(25,704)
Total liabilities and equity	$	259

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE IP LLC
Statement of Income
As of December 31, 2014
(Unaudited)
(in thousands)

EXPENSES	
Selling, general and administrative	$ 1
Operating expenses	1
Operating loss	(1)
OTHER INCOME (EXPENSE)	
Other Income	17
Net Income	$ 17

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE IP LLC
Balance Sheet
As of December 31, 2014
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Due from affiliates	$	662
Current assets		662
NON-CURRENT ASSETS:		
Investment in subsidiary		3,079
Non-current assets		3,079
Assets	$	3,741
LIABILITIES AND EQUITY:		
EQUITY:		
Retained deficit		(53)
Net assets from acquisitions		3,869
Accumulated other comprehensive income		(75)
Total equity		3,741
Total liabilities and equity	$	3,741

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Governance Services, Corporate Board Member, LLC
Statement of Income
Year Ended December 31, 2014
(Unaudited)
(in thousands)

REVENUES:		
Listing fees	$	6,357
Total revenue		6,357
OPERATING EXPENSES:		
Compensation and benefits		2,812
Professional services		106
Acquisition-related transaction and integration costs		455
Technology and communication		29
Rent and occupancy		301
Selling, general and administrative		1,926
Operating expenses		5,629
Operating Income		728
Pre-tax net income		728
Income tax expense		304
Net income	$	423

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Governance Services, Corporate Board Member, LLC
Balance Sheet
As of December 31, 2014
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	375
Accounts receivable, net of allowance		1,203
Prepaid expenses and other current assets		9
Income taxes receivable		865
Deferred tax assets - current		152
Current Assets		2,604
OTHER NON-CURRENT ASSETS:		
Goodwill		2,624
Deferred income tax asset - non-current		405
Other receivables		16
Other non-current assets		3,045
Total assets	$	5,648
LIABILITIES and SHAREHOLDER'S EQUITY:		
CURRENT LIABILITIES:		
Accrued salaries and benefits	$	560
Deferred revenue and other current liabilities		1,168
Due to affiliates		9,543
Current liabilities		11,272
Liabilities		11,272
SHAREHOLDER'S EQUITY:		
Net assets (liabilities) from acquisition		(5,631)
Retained earnings		8
Total shareholder's equity		(5,623)
Total liabilities and shareholder's equity	$	5,648

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted These financial statements do not include income taxes accounting and equity method accounting The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Holdings LLC
Statement of Income
Year Ended December 31, 2014
(Unaudited)
(in thousands)

Expenses:		
Acquisition-related transaction and integration costs	$	11,682
Compensation and Benefits		(10)
Professional services		(24)
Technology and communication		304
Selling, general and administrative		16
Operating expenses		11,968
Operating loss		(11,968)
Interest income		4,692
Interest income from affiliates		35,215
Interest expense		(26,949)
Other expense, net		(57,813)
Other expense, net		(44,855)
Pre-tax net loss		(56,823)
Income tax expense		(3,730)
Net loss	$	(60,553)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Holdings LLC
Balance Sheet
As of December 31, 2014
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	5,144
Short term investments		1,172,659
Income taxes receivable		45,160
Due from affiliates		2,565,820
Current assets		3,788,783
OTHER NON-CURRENT ASSETS:		
Goodwill		73,748
Other non-current assets		10,000
Deferred tax assets - non-current		24,474
Other non-current assets		108,222
Assets	$	3,897,005
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	34,167
Deferred income tax payable - current		47,227
Current Liabilities		81,394
NON-CURRENT LIABILITIES:		
Notes payable - non-current		1,990,133
Non-current liabilities		1,990,133
Liabilities		2,071,527
EQUITY:		
Contributed Capital		1,891,532
Retained defecit		(60,553)
Accumulated other comprehensive income		(5,501)
Total equity		1,825,478
Total liabilities and equity	$	3,897,005

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Governance Services, Inc.
Statement of Income
Year Ended December 31, 2014
(Unaudited)
(in thousands)

Revenues:		
Data services fees	$	22,746
Total revenue		22,746
Expenses:		
Acquisition-related transaction and integration costs		407
Compensation and benefits		13,550
Technology and communications		678
Professional services		3,135
Depreciation and amortization expense		937
Rent and occupancy		355
Selling, general and administrative		3,052
Operating expenses		22,114
Operating income		632
Interest expense, affiliates		(7)
Other income, net		23
Other income		16
Pre-tax net income		648
Income tax expense		(1,832)
Net loss	$	(1,184)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Governance Services, Inc.
Balance Sheet
As of December 31, 2014
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	2,075
Accounts receivable, net of allowance		6,346
Prepaid expenses and other current assets		397
Income tax receivable		2,399
Restricted cash		1,875
Deferred tax asset - current		313
Current assets		13,405
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment cost		2,924
Accumulated depreciation		(921)
Property and equipment, net		2,003
OTHER NONCURRENT ASSETS:		
Goodwill		22,785
Other non-current assets		26
Deferred tax assets - noncurrent		92
Other non-current assets		22,903
Assets	$	38,311
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	325
Accrued salaries and benefits		1,200
Other current liabilities		2,252
Due to affiliates		18,391
Income tax payable - current		6
Deferred revenue		8,085
Current liabilities		30,259
Liabilities		30,259
EQUITY:		
Contributed capital		6,914
Retained deficit		(2,687)
Accumulated other comprehensive income		3,825
Total equity		8,052
Total liabilities and equity	$	38,311

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

New York Portfolio Clearing, LLC (dormant)
Balance Sheet
As of December 31, 2014
(Unaudited)

Assets		
Other assets		1
Total Assets	$	1
LIABILITIES and EQUITY:		
EQUITY:		
Member capital		1
Total equity		1
Total liabilities and equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE Futures U.S. Inc.
Statement of Income
Year Ended December 31, 2014
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	240,457
Revenues from affiliates		34,934
Other revenues		3,109
Total revenues		278,500
Expenses:		
Compensation and benefits		15,821
Professional services		787
Technology and communication		1,085
Rent and occupancy		2,191
Selling, general and adminstrative		4,333
Depreciation and amortization		22,031
Service and license fees to affiliates		61,469
Operating expenses		107,717
Operating income		170,783
Other expenses, net		(3,308)
Other expense, net		(3,308)
Pre-tax net income		167,475
Income tax expense		68,940
Net income	$	98,535

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE Futures U.S. Inc.
Balance Sheet
As of December 31, 2014
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	1,279
Restricted cash		41,097
Accounts receivable, net of allowance		17,305
Deferred tax assets		183
Prepaid expenses and other current assets		98
Investment in subsidiary		80,000
Current assets		139,962
Property and equipment:		
Property and equipment cost		4,731
Accumulated depreciation		(4,109)
Property and equipment, net		622
Other non-current assets:		
Goodwill		890,573
Other intangibles assets, net		333,228
Other noncurrent assets		70
Other non-current assets		1,223,871
Total assets	$	1,364,455

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities	$	8,849
Accrued salaries and benefits		2,706
Other current liabilities		19,837
Due to affiliates, net		49,977
Current income tax payable		352
Current liabilities		81,721
Non-current liabilities:		
Deferred tax liabilities - noncurrent		81,647
Other noncurrent liabilities		28,005
Noncurrent portion of licensing agreement		31,713
Non-current liabilities		141,365
Total liabilities		223,086
Equity:		
Contributed capital		12,914
Retained earnings		1,128,455
Total equity		1,141,369
Total liabilities and equity	$	1,364,455

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Clear U.S. Inc.
Statement of Income
Year Ended December 31, 2014
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	15,449
Other revenues		7,846
Total revenues		23,295
Expenses:		
Compensation and benefits		5,543
Professional services		586
Technology and communication		116
Rent and occupancy		691
Selling, general and adminstrative		1,059
Depreciation and amortization		555
Service and license fees to affiliates		2,918
Operating expenses		11,468
Operating income		11,827
Other expenses, net		(1,061)
Interest expense to affiliates		(160)
Other expense, net		(1,221)
Pre-tax net Income		10,606
Income tax expense		4,235
Net Income	$	6,371

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Clear U.S. Inc.
Balance Sheet
As of December 31, 2014
(Unaudited)
(in thousands)

Current assets:	
Cash and cash equivalents	$ 5,658
Margin deposits and guaranty funds	4,574,695
Accounts receivable, net of allowance	1,467
Prepaid expenses and other current assets	222
Due from affiliates, net	45,182
Current assets	4,627,224
Property and equipment:	
Property and equipment cost	4,686
Accumulated depreciation	(4,622)
Property and equipment, net	64
Other non-current assets:	
Restricted cash	50,000
Other non-current assets	50,000
Total assets	$ 4,677,288
Current liabilities:	
Accounts payable and accrued liabilities	$ 638
Accrued salaries and benefits	1,457
Margin deposits and guaranty funds	4,574,695
Income taxes liability	1,187
Current liabilities	4,577,977
Total liabilities	4,577,977
Equity:	
Contributed capital	53,852
Retained earnings	45,459
Total equity	99,311
Total liabilities and equity	$ 4,677,288

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

eCops, LLC (dormant)
Balance Sheet
As Of December 31, 2014
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member Equity		1
Total Member Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audite financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not incluc of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

New York Futures Clearing Corporation (dormant)
Balance Sheet
As Of December 31, 2014
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND MEMBER EQUITY:

MEMBER EQUITY:

Member capital		1
Member equity		1
Total Member Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audite financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclu of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

Commodity Exchange Center (dormant)
Balance Sheet
As Of December 31, 2014
(Unaudited)

ASSETS:

Other assets		1
Total Assets	$	1

LIABILITIES AND MEMBER EQUITY:

MEMBER EQUITY:

Member capital		1
Member equity		1
Total member equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audite financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclu of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

ICE Trade Vault, LLC
Income Statement
Year Ended December 31, 2014
(Unaudited)
(in thousands)

Revenues:		
Transaction fees, net	$	13,227
Market data fees		12,773
Total revenues		26,000
Operating expenses:		
Compensation and benefits		1,807
Professional services		125
Rent and other occupancy		76
Technology		8
Selling, general & administration		326
Amortization and depreciation expense		54
Service and license fees to affiliate		1,520
Total operating expenses		3,916
Other income:		
Other expense		(7)
Interest income from affiliates		19
Other Income		12
Net Income	$	22,096

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice

ICE Trade Vault, LLC
Balance Sheet
As Of December 31, 2014
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	5,896
Restricted cash		2,560
Accounts receivable, net of allowance		2,217
Due from affiliate		25,727
Current assets		36,400
Property and equipment:		
Property and equipment cost		329
Accumulated depreciation		(54)
Property and equipment, net		275
Total assets	$	36,675
Liabilities and Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	102
Accrued salaries and benefits		447
Current liabilities		549
Non-current Liabilities		404
Total liabilities		953
EQUITY:		
Additional paid-in capital		894
Retained earnings		34,828
Total equity		35,722
Total liabilities and equity	$	36,675

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE 4165 LLC
Balance Sheet
As Of December 31, 2014
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE 5660 LLC
Income Statement
Year Ended December 31, 2014
(Unaudited)
(in thousands)

REVENUES:		
Rental revenue	$	2,737
Operating revenues		2,737
OPERATING EXPENSES:		
Rent and other occupancy		2,200
Selling, general and administrative		437
Amortization and depreciation expense		3,714
Operating expenses		6,351
Net loss	$	(3,614)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE 5660 LLC
Balance Sheet
As Of December 31, 2014
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	385
Current assets		385
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		85,791
Accumulated depreciation		(4,132)
Property and equipment, net		81,659
OTHER NON-CURRENT ASSETS		
Other intangibles, net		71
Other non-current assets		116
Other non-current assets		187
Total assets	$	82,231
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	952
Due to affiliate		48,242
Current liabilities		49,194
NON-CURRENT LIABILITIES:		
Other non-current liabilities		37
Non-current liabilities		37
Total liabilities		49,231
EQUITY:		
Contributed capital		37,776
Retained earnings		(1,162)
Net deficit		(3,614)
Equity		33,000
Total liabilities and equity	$	82,231

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of no recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include inco taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audi financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not incl all of the information required by generally accepted accounting principles for complete financial statements. These finan statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes th for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

When-Tech LLC
Income Statement
Year Ended December 31, 2014
(Unaudited)
(in thousands)

REVENUES:		
Other revenue	$	6,161
Operating revenues		6,161
OPERATING EXPENSES:		
Compensation and benefits		2,848
Rent and occupancy		351
Technology and communication		1,025
Selling, general and administrative		648
Depreciation and amortization		1,541
Service and license fees to affiliate		827
Operating Expenses		7,240
Net loss	$	(1,079)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

When-Tech LLC
Balance Sheet
As Of December 31, 2014
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,017
Accounts receivable, net of allowance		861
Current Assets		1,878
PROPERTY PLANT AND EQUIPMENT:		
Property and Equipment Cost		3,106
Accumulated Depreciation		(1,024)
Property and Equipment Net		2,082
OTHER NONCURRENT ASSETS		
Goodwill		16,237
Other intangibles, net		1,963
Other Noncurrent Assets		18,200
Total Assets	$	22,160
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	308
Accrued salaries and benefits		716
Other current liabilities		185
Due to affiliate		2,394
Current Liabilities		3,603
Total Liabilities		3,603
EQUITY:		
Additional paid-in capital		2,115
Retained deficit		(2,505)
Member capital		18,947
Member equity		18,557
Total liabilities and equity	$	22,160

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of no recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include Inco taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audit financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclu all of the information required by generally accepted accounting principles for complete financial statements. These financ statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes th for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

Pit Trader, LLC
Balance Sheet
As Of December 31, 2014
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND MEMBER EQUITY:

EQUITY:

Member capital		1
Equity		1
Total Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audit financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclu of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

ICE UK LP, LLC
Balance Sheet
As Of December 31, 2014
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND MEMBER EQUITY:

EQUITY:

Member capital		1
Equity		1
Total Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE UK GP, LLC
Balance Sheet
As Of December 31, 2014
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND MEMBER EQUITY:

EQUITY:

Member capital		1
Equity		1
Total Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

ICE Markets, Inc.
Income Statement
Year Ended December 31, 2014
(Unaudited)
(in thousands)

REVENUES:		
Affiliate revenue	$	11,420
Operating Revenues		11,420
OPERATING EXPENSES:		
Compensation and benefits		6,088
Professional services		538
Rent and occupancy		411
Technology and communication		32
Selling, general & administrative		435
Depreciation & amortization expense		6
Intercompany expense		2,721
Operating expenses		10,230
OTHER EXPENSE:		
Other expense		0
Pre-tax net income		1,190
Income tax expense		934
Net income	$	256

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

ICE Markets, Inc.
Balance Sheet
As Of December 31, 2014
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Due from affiliates		12,763
Current assets		12,763
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		80
Accumulated depreciation		(77)
Property and equipment net		4
Total assets	$	12,767
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	59
Accrued salaries and benefits		1,212
Income taxes payable		118
Other current liabilities		13
Current liabilities		1,402
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		668
Non-current liabilities		668
Total liabilities		2,070
EQUITY:		
Additional paid-in capital		6,641
Retained earnings		4,056
Equity		10,697
Total liabilities and equity	$	12,767

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurrir necessary to fairly present our financial position and results of operations for the period presented. Certain information normally incluc statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensec These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but c all of the information required by generally accepted accounting principles for complete financial statements. These financial statemen in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, : contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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ICE Data Management Group, LLC
Balance Sheet
As Of December 31, 2014
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND MEMBER EQUITY:

EQUITY:

Member capital		1
Equity		1
Total Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audit financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclu of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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ICE Data Investment Group, LLC
Balance Sheet
As Of December 31, 2014
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audite financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not incluc of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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ICE Data LP
Income Statement
Year Ended December 31, 2014
(Unaudited)
(In thousands)

REVENUES:		
Market data revenue	$	11,255
Revenue from affiliate, net		45,446
Operating revenues		**56,701**
OPERATING EXPENSES:		
Compensation and benefits		1,640
Rent and other occupancy		263
Technology and communication		117
Selling, general & administration		227
Operating expenses		**2,246**
Pre-tax net income		54,455
Income tax expense		19,820
Net income	$	34,635

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE Data LP
Balance Sheet
As Of December 31, 2014
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Accounts receivable, net of allowance	$	1,757
Deferred tax assets - current		7
Due from affiliates		68,360
Current Assets		70,124
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		27
Accumulated depreciation		(27)
Property and equipment net		0
OTHER NONCURRENT ASSETS		
Deferred tax asset - noncurrent		33
Other noncurrent assets		33
Total assets	$	70,158
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	18
Accrued salaries and benefits		307
Income taxes payable		2,521
Deferred revenue		1,551
Current liabilities		4,396
Total liabilities		4,396
EQUITY:		
Additional paid-in capital		1,736
Retained earnings		242,025
Dividends paid to affiliates		(178,000)
Equity		65,761
Total liabilities and equity	$	70,158

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nc recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include inco taxes accounting and equity method accounting The balance sheet at December 31, 2014 has been derived from the audi financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not incl all of the information required by generally accepted accounting principles for complete financial statements. These financ statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes th for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE US OTC Commodity Markets, LLC
Income Statement
As Of December 31, 2014
(Unaudited)
(In thousands)

REVENUES:		
Transaction fees, net	$	20,248
Market data fees		61,578
Operating revenues		**81,826**
OPERATING EXPENSES:		
Compensation and benefits		17
Professional services		2
Selling, general & administration		946
Service & license fees to affiliates		46,622
Operating expenses		**47,587**
OTHER INCOME:		
Other income		**16**
Pre-tax net income		34,255
Provision for taxes		-
Net income	**$**	**34,255**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE US OTC Commodity Markets, LLC
Balance Sheet
As Of December 31, 2014
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	7,193
Accounts receivable, net of allowance		14,194
Current income tax receivable		2
Due from affiliate		44,905
Current assets		66,293
Total assets	$	66,293
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	7,597
Current liabilities		7,597
Total liabilities		7,597
EQUITY:		
Additional paid-in capital		193
Retained earnings		58,503
Equity		58,696
Total liabilities and equity	$	66,293

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norn recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. C information normally included in financial statements prepared in accordance with accounting principles generally accepted i United States of America have been condensed or omitted. These financial statements do not include income taxes accounti and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statem of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the informatic required by generally accepted accounting principles for complete financial statements. These financial statements should be in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended Dece 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commiss

ICE TRADE THE WORLD™

Chatham Energy LLC
Income Statement
Year Ended December 31, 2014
(Unaudited)
(In thousands)

REVENUES:		
Revenue from affiliate	$	4,598
Operating revenues		4,598
OPERATING EXPENSES:		
Compensation and benefits		1,975
Professional services		19
Rent and occupancy		257
Technology and communication		150
Selling, general and administrative		107
Depreciation and amortization expense		1,484
Intercompany affiliate expense		288
Operating expenses		4,280
Net income	$	318

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

Chatham Energy LLC
Balance Sheet
Year Ended December 31, 2014
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Due from affiliate	$	20,011
Current assets		20,011
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		58
Accumulated depreciation		(34)
Property and equipment net		24
OTHER NON-CURRENT ASSETS		
Goodwill		5,402
Other intangibles, net		7,840
Other non-current assets		13,242
Total assets	$	33,277
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	17
Accrued salaries and benefits		286
Current liabilities		303
Total liabilities		303
EQUITY:		
Member capital		28,956
Additional paid-in capital		65
Net income		3,953
Equity		32,974
Total liabilities and equity	$	33,277

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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BRIX Holding Company, LLC
Income Statement
Year Ended December 31, 2014
(Unaudited)
(In thousands)

OPERATING EXPENSES:		
Selling, general & administration	$	0
Operating expenses		0
OTHER EXPENSE:		
Other expense		(718)
Other expense		(718)
Net loss	$	(718)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

BRIX Holding Company, LLC
Balance Sheet
As Of December 31, 2014
(Unaudited)
(In thousands)

OTHER NONCURRENT ASSETS	
Other noncurrent assets	$ -
Other noncurrent assets	0
Total assets	$ -
LIABILITIES AND MEMBER EQUITY:	
CURRENT LIABILITIES:	
Due to affiliate	$ -
Current liabilities	-
Total liabilities	-
EQUITY:	
Member capital	2,247
Retained earnings	(2,247)
Equity	0
Total liabilities and equity	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the auditi financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclu of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Ballista Holdings, LLC
Income Statement
Year Ended December 31, 2014
(Unaudited)
(In thousands)

OPERATING EXPENSES:		
Selling, general & administration	$	6
Operating expenses		6
Net loss	$	(6)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

Ballista Holdings, LLC
Balance Sheet
As Of December 31, 2014
(Unaudited)
(In thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ 542
Current assets	542
OTHER NONCURRENT ASSETS	
Investment in affiliate	3,103
Goodwill	1,131
Other noncurrent assets	4,234
Total assets	$ 4,776
LIABILITIES AND MEMBER EQUITY:	
CURRENT LIABILITIES:	
Due to affiliates	$ 5,212
Current liabilities	5,212
Total liabilities	5,212
EQUITY:	
Retained earnings	(436)
Equity	(436)
Total liabilities and equity	$ 4,776

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurrir adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchar Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accou principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchan Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report or Form 10-K previously filed with the Securities and Exchange Commission.

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ICE Execution Services LLC
Income Statement
Year Ended December 31, 2014
(Unaudited)
(In thousands)

OPERATING EXPENSES:		
Professional services	$	-
Technology expenses		(41)
Selling, general & administration		8
Operating expenses		(34)
Operating income		34
OTHER EXPENSE:		
Other expense		0
Net income	$	34

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

ICE Execution Services LLC
Balance Sheet
As Of December 31, 2014
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,318
Current assets		1,318
PROPERTY PLANT AND EQUIPMENT		
Property and equipment cost		13
Accumulated depreciation		(13)
Property and equipment, net		0
Total Assets	$	1,318
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates		(3)
Current liabilities		(3)
Total liabilities		(3)
EQUITY:		
Member capital		5,259
Net deficit		(3,938)
Equity		1,321
Total liabilities and equity	$	1,318

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norr recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audite financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not includ of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes ther for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Trebuchet Holdings, LLC
Income Statement
Year Ended December 31, 2014
(Unaudited)
(In thousands)

OPERATING EXPENSES:		
Compensation and benefits	$	(28)
Amortization & depreciation expense		451
Operating expenses		424
Net loss	$	(424)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

Trebuchet Holdings, LLC
Balance Sheet
As Of December 31, 2014
(Unaudited)
(In thousands)

PLANT PROPERTY AND EQUIPMENT		
Property and equipment cost	$	1,060
Accumulated depreciation		(843)
Property and equipment net		217
Total assets	$	217
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates	$	1,999
Current liabilities		1,999
Total liabilities		1,999
EQUITY:		
Member capital		1,519
Additional paid-in capital		140
Retained earnings		(3,441)
Equity		(1,783)
Total liabilities and equity	$	217

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norn recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audite financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not includ of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes ther for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Yellow Jacket
Income Statement
As Of December 31, 2014
(Unaudited)
(In thousands)

REVENUES:		
Other revenue	$	3,639
Operating revenues		3,639
OPERATING EXPENSES:		
Compensation and benefits		3,618
Professional services		52
Rent and other occupancy		1,370
Technology and communication		428
Selling, general & administration		315
Amortization & depreciation expense		4,137
Service & license fees to affiliates		1,805
Operating expenses		11,724
Pre-tax net deficit		(8,085)
Income tax benefit		(3,020)
Net loss	$	(5,065)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice

Yellow Jacket
Balance Sheet
As Of December 31, 2014
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Accounts receivable, net of allowance	$	874
Deferred tax assets - current		28
Prepaid expenses and other current assets		6
Current assets		908
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		18,162
Accumulated depreciation		(12,076)
Property and equipment net		6,086
OTHER NONCURRENT ASSETS		
Goodwill		62,065
Other intangibles, net		4,300
Other noncurrent assets		11
Other noncurrent assets		66,376
Total assets	$	73,370
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	15
Accrued salaries and benefits		1,436
Deferred revenue		778
Due to affiliate		32,995
Current liabilities		35,224
NONCURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		3,210
Noncurrent liabilities		3,210
Total liabilities		38,434
MEMBER EQUITY:		
Member capital		55,107
Additional paid-in capital		4,771
Net deficit		(24,582)
Member equity		35,296
Total liabilities and member equity	$	73,730

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information requir generally accepted accounting principles for complete financial statements. These financial statements should be read in conjuncti with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, whicl contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

ICE Credit Hub, LLC
Income Statement
As Of December 31, 2014
(Unaudited)
(In thousands)

REVENUES:	
Transaction fees, net	$ -
Operating revenues	-
OPERATING EXPENSES:	
Compensation and benefits	866
Professional services	666
Rent and other occupancy	227
Technology	57
Selling, general & administration	78
Amortization & depreciation expense	1,881
Service & license fees to affiliates	378
Operating expenses	4,152
Pre-tax net loss	(4,152)
Net loss	$ (4,152)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE Credit Hub, LLC
Balance Sheet
As Of December 31, 2014
(Unaudited)
(In thousands)

PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		5,593
Accumulated depreciation		(2,662)
Property and equipment net		2,931
OTHER NONCURRENT ASSETS		
Goodwill		4,776
Other intangibles, net		233
Other noncurrent assets		19
Other noncurrent assets		5,028
Total assets	$	7,959
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	53
Accrued salaries and benefits		441
Due to affiliate		11,571
Current liabilities		12,064
NONCURRENT LIABILITIES:		
Other noncurrent liabilities		19
Noncurrent liabilities		19
Total liabilities		12,083
EQUITY:		
Member capital		6,120
Additional paid-in capital		1,185
Net deficit		(11,429)
Equity		(4,124)
Total liabilities and equity	$	7,959

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of noi recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incor taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audit financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclu of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission

ICE TRADE THE WORLD™

ICE Swap Trade LLC
Income Statement
Year Ended December 31, 2014
(Unaudited)
(in thousands)

REVENUES:		
Transaction fees	$	3,450
Other revenue		2
Operating revenues		3,452
OPERATING EXPENSES:		
Compensation and benefits		30
Professional services		121
Rent and occupancy		110
Selling, general & administrative		108
Service and license fees to affiliate		2,884
Operating expenses		3,253
Operating income		199
Other expense		91
Net income	$	108

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE Swap Trade LLC
Balance Sheet
As Of December 31, 2014
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,500
Restricted cash		2,533
Accounts receivable, net of allowance		40
Due from affiliate		4,527
Current assets		8,600
Total assets	$	8,600
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	93
Current liabilities		93
EQUITY:		
Member capital		9,200
Retained deficit		(693)
Equity		8,507
Total liabilities and equity	$	8,600

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of no recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incor taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audit financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclu of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

Creditex Holdco, LLC
Balance Sheet
As Of December 31, 2014
(Unaudited)

ASSETS:	
Other assets	$ 1
Total assets	1
LIABILITIES AND EQUITY:	
EQUITY:	
Member capital	1
Member equity	1
Total Equity	$ 1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE U.S. Holding Company LP
Income Statement
Year Ended December 31, 2014
(Unaudited)
(in thousands)

Total revenues		-
Operating expenses:		
Selling, general & administration		5
Total operating expenses		5
Income tax deficit		(17)
Net Loss	$	(22)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE

ICE U.S. Holding Company LP
Balance Sheet
As Of December 31, 2014
(Unaudited)
(in thousands)

Current assets:		
Income taxes receivable	$	1,394
Current assets		1,394
Redeemable non-controlling interest		53,148
Total assets	$	54,542
Liabilities and Equity		
Current liabilities:		
Due to affiliate		70,061
Equity:		
Retained deficit		(15,519)
Total equity		(15,519)
Total liabilities and equity	$	54,542

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

ICE U.S. Holding Company GP, LLC
Balance Sheet
As Of December 31, 2014
(Unaudited)
(in thousands)

Non-current assets:		
Investment in affiliate	$	15
Non-current assets		15
Total assets		15
Liabilities and Equity		
Equity:		
Retained earnings		15
Total equity		15
Total liabilities and equity	$	15

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice CLEAR CREDIT

ICE Clear Credit
Statement of Income
Year Ended December 31, 2014
(Unaudited)
(in thousands)

Revenues:		
Clearing and processing fees	$	74,668
Other revenue		3,855
Affiliate revenue		6,478
Total Revenue		85,001
Expenses:		
Compensation and benefits		10,608
Professional services		822
Technology and communication		3,180
Rent and occupancy		722
Selling, general and administrative		2,222
Depreciation and amortization		3,791
Service and license fees to affiliates		41,808
Operating Expenses		63,153
Operating Income		21,848
Other expense, net		(1,012)
Pre-Tax Net Income		20,836
Income tax expense		1,315
Net Income	$	19,521

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice CLEAR CREDIT

ICE Clear Credit
Balance Sheet
As of December 31, 2014
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	13,957
Cash - clearing member deposits		16,464,312
Accounts receivable, net of allowance		3,815
Deferred tax assets - current		1
Prepaid expenses and other current assets		649
Due from affiliates, net		50,034
Current Assets		16,532,768
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment cost		15,991
Accumulated depreciation		(9,117)
Property and equipment, net		6,874
OTHER NONCURRENT ASSETS:		
Restricted cash long term		50,000
Other noncurrent assets		50,000
Assets	$	16,589,642
LIABILITIES and MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	5,173
Accrued salaries and benefits		2,880
Margin deposits and guaranty funds		16,464,312
Current income taxes payable		1,042
Deferred revenue		4,738
Current liabilities		16,478,145
NONCURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		101
Noncurrent liabilities		101
Liabilities		16,478,246
EQUITY:		
Member capital		65,132
Retained earnings		46,264
Total equity		111,396
Total liabilities and equity	$	16,589,642

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

The Clearing Corporation
Statement of Income
Year Ended December 31, 2014
(Unaudited)
(in thousands)

Revenues:	
Other revenue	$ 201
Affiliate revenue	24,835
Total revenue	25,036
Expenses:	
Compensation and benefits	3,245
Professional services	25
Technology and communication	742
Rent and occupancy	235
Selling, general and administrative	312
Depreciation and amortization	3,125
Service fees to affiliates	424
Operating expenses	8,108
Operating income	16,928
Interest income	2
Other income, net	5
Other income	7
Pre-tax net income	16,935
Income tax expense	7,102
Net income	$ 9,833

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

The Clearing Corporation
Balance Sheet
As of December 31, 2014
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	4,768
Cash - clearing member deposits		1,935
Restricted cash		130
Prepaid expenses and other current assets		33
Due from affiliates, net		12,518
Current Assets		19,384
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment cost		5,622
Accumulated depreciation		(5,602)
Property and Equipment, Net		20
OTHER NONCURRENT ASSETS:		
Goodwill		22,514
Other intangibles assets, net		8,229
Deferred tax assets		6,643
Other non-current assets		37,386
Assets	$	56,790
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	70
Accrued salaries and benefits		486
Margin deposits and guaranty funds		1,935
Deferred revenue and other current liabilities		67
Income taxes payable		1,221
Current liabilities		3,779
Other non-current assets		48
Liabilities		3,827
EQUITY:		
Contributed capital		68,800
Retained deficit		(15,837)
Total Equity		52,963
Total Liabilities and Equity	$	56,790

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

Clearing Corporation for Options and Securities (dormant)
Balance Sheet
As Of December 31, 2014
(Unaudited)

ASSETS:	
Other assets	$ 1
Total assets	1
LIABILITIES AND EQUITY:	
EQUITY:	
Member capital	1
Equity	1
Total equity	$ 1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

Guaranty Clearing Corporation (dormant)
Balance Sheet
As Of December 31, 2014
(Unaudited)

ASSETS:	
Other assets	$ 1
Total assets	1
LIABILITIES AND EQUITY:	
EQUITY:	
Member capital	1
Equity	1
Total equity	$ 1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audite financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not incluc of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

Chicago Depositary, Inc. (dormant)
Balance Sheet
As Of December 31, 2014
(Unaudited)

ASSETS:	
Other assets	$ 1
Total assets	1
LIABILITIES AND EQUITY:	
EQUITY:	
Member capital	1
Member equity	1
Total equity	$ 1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audit financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclu of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

onExchange Board of Trade (dormant)
Balance Sheet
As Of December 31, 2014
(Unaudited)

ASSETS:	
Other assets	$ 1
Total Assets	1
LIABILITIES AND EQUITY:	
EQUITY:	
Member capital	1
Equity	1
Total Equity	$ 1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audite financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not incluc of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

onExchange Clearing Corporation (dormant)
Balance Sheet
As Of December 31, 2014
(Unaudited)

ASSETS:		
Other assets	$	1
Total assets		1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Member equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice

CREDITEX GROUP INC.
STATEMENT OF INCOME
Year Ended December 31, 2014
(Unaudited)
(In thousands)

Transaction fees, net	$	1,430
Other revenue		1,706
Affiliate revenue		1,178
Total revenue		4,314
Compensation and benefits		15,291
Professional services		99
Technology and communications		1,272
Rent and other occupancy		2,392
Selling, general & administration		1,066
Amortization & depreciation expense		23,849
Service & license fees to affiliate		17,692
Operating expenses		61,662
Operating loss		(57,348)
Interest income		6
Interest expense to affiliates		72
Other expense, net		(52)
Other income		26
Pre-tax net loss		(57,322)
Income tax benefit		(15,144)
Net loss	$	(42,178)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice

CREDITEX GROUP INC.
BALANCE SHEET
As of December 31, 2014
(Unaudited)
(In thousands)

CURRENT ASSETS:			
Cash and cash equivalents		$	7,605
Restricted cash			36
Accounts receivable, net of allowance			1,577
Deferred tax assets - current			817
Prepaid expenses and other current assets			347
Current income tax receivable			571
	Current assets		10,953
PLANT PROPERTY AND EQUIPMENT:			
Property and equipment cost			21,569
Accumulated depreciation			(14,318)
	Property and equipment, net		7,251
OTHER NON-CURRENT ASSETS:			
Goodwill			360,700
Other intangibles, net			79,320
Other noncurrent assets			150
Restricted cash long term			344
	Other non-current assets		440,514
	Assets		458,718
LIABILITIES and EQUITY:			
CURRENT LIABILITIES:			
Accounts payable and accrued liabilities			107
Accrued salaries and benefits			3,411
Deferred Revenue			1,065
Other current liabilities			36
Due to affiliates net			429,552
	Current liabilities		434,172
NON-CURRENT LIABILITIES:			
Deferred tax liabilities - noncurrent			30,413
Other noncurrent liabilities			67
	Non-current liabilities		30,480
	Liabilities		464,652
EQUITY:			
Additional paid-in capital			13,392
Contributed capital			415,469
Retained deficit			(436,489)
Accumulated other comprehensive income			1,693
	Equity		(5,934)
	Total liabilities and equity	$	458,718

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

ICE PROCESSING LLC
BALANCE SHEET
As of December 31, 2014
(unaudited)
(In thousands)

OTHER NON-CURRENT ASSETS:			
Investment in affiliates		$	8,536
	Other non-current assets		8,536
	Assets	$	8,536
LIABILITIES and EQUITY:			
CURRENT LIABILITIES:			
Due to affiliates, net		$	8,583
	Current liabilities		8,583
EQUITY:			
Retained deficit			(46)
	Equity		(46)
	Total Liabilities and Equity	$	8,536

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

ICE PROCESSING LLC
STATEMENT OF INCOME
Year Ended December 31, 2014
(Unaudited)
(In thousands)

Total revenue	-
Operating expenses	-
Operating income	-
Other income	-
Pre-tax net income	-
Income tax expense	-
Net income	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adj necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or o financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has be the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all information required by generally accepted accounting principles for complete financial statements. These financial statements should be re conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, w contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice

CREDITEX LLC
STATEMENT OF INCOME
Year Ended December 31, 2014
(Unaudited)
(In thousands)

Total revenue	$	30,248
Selling, general & administration		(45)
Operating expenses		(45)
Operating income		30,294
Other income, net		178
Pre-tax net income		30,115
Net income	$	30,115

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

CREDITEX LLC
BALANCE SHEET
As of December 31, 2014
(Unaudited)
(In thousands)

ASSETS:		
Cash and cash equivalents	$	558
Accounts receivable, net of allowance		5,073
Due from affiliates, net		453,513
Assets	$	459,145
EQUITY:		
Contributed capital	$	90,241
Retained earnings		368,904
Equity	$	459,145

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice

CREDITTRADE, INC.
STATEMENT OF INCOME
Year Ended December 31, 2014
(Unaudited)
(In thousands)

Total revenue	$	-
Selling, general and administrative		-
Operating expenses		-
Operating income		-
Pre-tax net income		-
Income tax expense		330
Net loss	$	(330)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE

CREDITTRADE, INC.
BALANCE SHEET
As of December 31, 2014
(Unaudited)
(In thousands)

OTHER NONCURRENT ASSETS:		
Deferred tax asset - noncurrent	$	803
Investment in affiliates		4,178
Other noncurrent assets		4,981
Assets	$	4,981
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Income taxes payable	$	20
Due to affiliates, net		5,697
Current liabilities		5,717
EQUITY:		
Retained deficit		(1,591)
Accumulated other comprehensive income		856
Equity		(735)
Total liabilities and equity	$	4,981

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

CREDITEX SECURITIES CORP
STATEMENT OF INCOME
Year Ended December 31, 2014
(Unaudited)
(In thousands)

Transaction fees, net	$ 15,790
Total revenue	15,790
Compensation and benefits	4,367
Professional services	140
Technology and communication	284
Rent and occupancy	405
Selling, general & administration	93
Service & license fees to affiliates	10,210
Operating expenses	15,500
Operating income	290
Interest income	1
Other income, net	2
Other income	3
Pre-tax net income	293
Income tax expense	291
Net income	$ 2

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

CREDITEX SECURITIES CORP
BALANCE SHEET
As of December 31, 2014
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	5,722
Restricted cash		300
Accounts receivable, net of allowance		1,097
Deferred tax assets - current		225
Income tax receivable		120
Prepaid expenses and other current assets		275
Current assets		7,738
OTHER NON-CURRENT ASSETS:		
Deferred tax asset - non-current		83
Other non-current assets		250
Other non-current assets		333
Assets		8,071
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		86
Accrued salaries and benefits		484
Due to affiliates		724
Current liabilities		1,293
NON-CURRENT LIABILITIES:		
Other non-current liabilities		231
Non-current liabilities		231
EQUITY:		
Retained earnings		4,256
Contributed capital		2,290
Equity		6,546
Total liabilities and equity	$	8,071

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

QW HOLDINGS, LLC
STATEMENT OF INCOME
Year Ended December 31, 2014
(Unaudited)
(In thousands)

Total revenue	$	-
Selling, general & administration		-
Operating expenses		-
Operating loss		-
Intercompany interest income		33
Pre-tax net income		33
Income tax expense		-
Net income	$	33

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

WORLD

QW HOLDINGS , LLC
BALANCE SHEET
As of December 31, 2014
(Unaudited)
(In thousands)

IT ASSETS:		
Current income tax receivable	$	2
Due from affiliates, net		5,125
urrent assets		5,127
otal assets		5,127
Additional paid-in capital		3,495
Retained earnings		459
Contributed capital		1,173
quity		5,127
otal equity	$	5,127

n of management, the accompanying unaudited financial statements contain all adjustments (consisting of rring adjustments) necessary to fairly present our financial position and results of operations for the period ertain information normally included in financial statements prepared in accordance with accounting nerally accepted in the United States of America have been condensed or omitted. These financial do not include income taxes accounting and equity method accounting. The balance sheet at December 31, en derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate any) at that date but does not include all of the information required by generally accepted accounting r complete financial statements. These financial statements should be read in conjunction with the ntalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, ntained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice

Q-WIXX B SUB, LLC
STATEMENT OF INCOME
Year Ended December 31, 2014
(Unaudited)
(In thousands)

Total revenue	$	-
Selling, general & administration		1
Operating expenses		1
Operating loss		(1)
Pre-tax net loss		(1)
Income tax expense		-
Net loss	$	(1)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

Q-WIXX B SUB, LLC
BALANCE SHEET
As of December 31, 2014
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Current income tax receivable	$	1
Current assets		1
OTHER NON-CURRENT ASSETS:		
Investment in affiliates		1,989
Other non-current assets		1,989
Assets		1,989
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates		1,668
Current liabilities		1,668
EQUITY:		
Retained earnings		321
Equity		321
Total liabilities and equity	$	1,989

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

TradeCapture OTC Holdings Inc.
Income Statement
Year Ended December 31, 2014
(Unaudited)
(In thousands)

OPERATING EXPENSES:		
Selling, general & administration	$	-
Amortization & depreciation expense		560
Operating expenses		560
Pre-tax net loss		(560)
Income tax benefit		1,209
Net Income	$	649

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

TradeCapture OTC Holdings, Inc.
Balance Sheet
As Of December 31, 2014
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Income tax reclevable	$	207
Deferred tax assets - current		135
Due from affiliate		4,844
Current assets		5,185
OTHER NON-CURRENT ASSETS		
Deferred tax assets - non-current		667
Goodwill		8,744
Other intangibles, net		350
Other non-current assets		9,761
Total assets	$	14,947
EQUITY:		
Member capital	$	10,880
Net income		4,067
Equity		14,947
Total liability and equity	$	14,947

inion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal , adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain ion normally included in financial statements prepared in accordance with accounting principles generally accepted in the :ates of America have been condensed or omitted. These financial statements do not include income taxes accounting and ethod accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of .inentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information by generally accepted accounting principles for complete financial statements. These financial statements should be read ıction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December , which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

TradeCapture OTC Corp
Balance Sheet
As Of December 31, 2014
(Unaudited)

CURRENT ASSETS:	
Prepaid expenses and other current assets	$ 8
Current assets	8
PROPERTY PLANT AND EQUIPMENT:	
Property and equipment cost	3,438
Accumulated depreciation	(2,316)
Property and equipment net	1,122
OTHER NON-CURRENT ASSETS	
Investment in subsidiary	168
Other non-current assets	5
Other non-current assets	173
Total assets	$ 1,303
LIABILITIES AND EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	$ 60
Accrued salaries and benefits	505
Due to affiliates	12,810
Current liabilities	13,375
Total liabilities	13,375
EQUITY:	
Additional paid-in capital	3,583
Net deficit	(15,655)
Equity	(12,073)
Total liabilities and equity	$ 1,303

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of no recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include inco taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audit financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not incl all of the information required by generally accepted accounting principles for complete financial statements. These financ statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes th for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

TradeCapture OTC Corp
Income Statement
Year Ended December 31, 2014
(Unaudited)
(In thousands)

REVENUES:		
Other revenue	$	760
Operating revenues		760
OPERATING EXPENSES:		
Compensation and benefits		1,536
Professional services		59
Rent and other occupancy		74
Technology and communications		287
Selling, general & administration		33
Amortization & depreciation expense		890
Service & license fees to affiliates		490
Operating expenses		3,369
Operating loss		(2,609)
Net loss	$	(2,609)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

Tap and Trade Inc (dormant)
Balance Sheet
As Of December 31, 2014
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the auditı financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not incluı of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

Chicago Climate Exchange, Inc.
Income Statement
Year Ended December 31, 2014
(Unaudited)
(In thousands)

REVENUES:		
Other Revenue		250
Operating Revenues		**250**
OPERATING EXPENSES:		
Compensation and benefits		1,131
Professional services		33
Rent and other occupancy		87
Technology and communication		6
Selling, general & administration		19
Operating expenses		**1,276**
Operating loss		**(1,026)**
OTHER EXPENSE:		
Other expense		**(1)**
Pre-tax net loss		**(1,026)**
Income tax expense		**1,299**
Net loss	**$**	**(2,325)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice

Chicago Climate Exchange, Inc.
Balance Sheet
As Of December 31, 2014
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,098
Deferred tax assets - current		64
Due from affiliates		6,070
Current assets		7,232
OTHER NON-CURRENT ASSETS		
Investment in subsidiary		24,495
Other non-current assets		24,495
Total assets	$	31,727
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	42
Accrued salaries and benefits		75
Income taxes payable		133
Current liabilities		250
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - non-current		20,379
Non-current liabilities		20,379
Total liabilities		20,629
EQUITY:		
Additional paid-in capital		1,852
Dividends received from affiliates		17,266
Net deficit		(9,997)
Accumulated other comprehensive income		1,977
Equity		11,098
Total liabilities and equity	$	31,727

›f management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring ›cessary to fairly present our financial position and results of operations for the period presented. Certain information ed in financial statements prepared in accordance with accounting principles generally accepted in the United States of een condensed or omitted. These financial statements do not include income taxes accounting and equity method : balance sheet at December 31, 2014 has been derived from the audited financial statements of ›IExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by ted accounting principles for complete financial statements. These financial statements should be read in conjunction ›ntinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are r Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Chicago Climate Futures Exchange, LLC
Income Statement
Year Ended December 31, 2014
(Unaudited)
(in thousands)

TOTAL REVENUE	$	-
OPERATING EXPENSES:		
Compensation and benefits		18
Selling, general and administrative		3
Operating expenses		21
Net loss	$	(21)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

Chicago Climate Futures Exchange, LLC
Balance Sheet
As Of December 31, 2014
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	935
Current assets		935
OTHER NON-CURRENT ASSETS		
Other non-current assets		2,529
Other non-current assets		2,529
Total Assets	$	3,464
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates	$	9,770
Current liabilities		9,770
Total liabilities		9,770
EQUITY:		
Retained deficit		(6,306)
Member Equity		(6,306)
Total Liabilities and Member Equity	$	3,464

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audit financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclu of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE

INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
STATEMENT OF INCOME
Year Ended December 31, 2014
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	19,963
Data services fees, net		11,139
Other revenues		2,150
Affiliate revenue		272,955
Total revenue		306,207
Compensation and benefits		123,077
Professional services		17,756
Acquisition-related transaction and integration costs		40,549
Technology and communication		37,968
Rent and occupancy		5,430
Selling, general and administrative		21,391
Depreciation and amortization		61,681
Affiliate expense		8,247
Operating expenses		316,099
Operating loss		(9,892)
Interest income		9
Affiliate interest income		1,364
Interest expense		(5,824)
Other expense, net		(1,263)
Other expense		(5,714)
Pre-tax net loss		(15,606)
Income tax expense		(20,707)
Loss from discontinued operations		(5,690)
Net loss		(42,003)
Net income from continuing operations attributable to non-controlling interest		(16,630)
Net loss attributable to ICE	$	(58,633)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
BALANCE SHEET
As of December 31, 2014
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	8,618
Deferred tax assets - current		200
Prepaid expenses and other current assets		18,229
Current income tax receivable		20,764
Current assets		47,811
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		429,658
Accumulated depreciation		(238,658)
Property and equipment, net		191,000
OTHER NON-CURRENT ASSETS:		
Goodwill		88,473
Other intangibles, net		18,344
Investment in affiliates		1,189,257
Long-term restricted cash and investments		43,750
Other non-current assets		1,490
Other non-current assets		1,341,314
Assets		1,580,125
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		18,646
Accrued salaries and benefits		30,249
Other current liabilities		6,332
Deferred revenue		1,203
Due to affiliates		1,325,776
Current liabilities		1,382,206
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - non-current		90,475
Non-current liabilities		90,475
Liabilities		1,472,681
Noncontrolling interest		84,359
SHAREHOLDERS EQUITY:		
Treasury stock, at cost		2
Additional paid-in capital		137,488
Retained earnings		(135,913)
Accumulated other comprehensive income		21,508
Equity		23,085
Total liabilities and equity	$	1,580,125

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice

INTERCONTINETAL EXCHANGE GROUP, INC
STATEMENT OF INCOME
Year Ended December 31, 2014
(Unaudited)
(in thousands)

Compensation and benefits	$	1,309
Professional services		282
Selling, general and administrative		869
Operating expenses		2,460
Operating loss		2,460
Interest income		43
Affiliate interest expense		(1,668)
Interest expense		(58,275)
Other income, net		42,410
Other expense		(17,490)
Pre-tax net loss		(19,950)
Income tax benefit		(2,679)
Net loss	$	(17,271)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

INTERCONTINETAL EXCHANGE GROUP, INC
BALANCE SHEET
As of December 31, 2014
(Unaudited)
(In thousands)

CURRENT ASSETS:			
Cash and cash equivalents		$	5,862
Income taxes receivable			63,536
	Current assets		69,398
OTHER NON-CURRENT ASSETS:			
Investment in affiliates			9,041,832
Other non-current assets			25,738
	Other non-current assets		9,067,570
	Assets	$	9,136,968
LIABILITIES and EQUITY:			
CURRENT LIABILITIES:			
Accounts payable and accrued liabilities		$	17,047
Accrued salaries and benefits			3,593
Long term debt - current portion			904,833
Due to affiliates			281,205
Other current liabilities			9,594
	Current liabilities		1,216,272
NONCURRENT LIABILITIES:			
Notes payable long-term			1,394,158
Deferred taxes payable - non-current			15,165
	Non-current liabilities		1,409,323
	Liabilities		2,625,595
EQUITY:			
Common stock, $0 01 par value			1,162
Treasury stock, at cost			(743,003)
Additional paid-in capital			9 599,935
Retained deficit			(25,163)
Dividends paid/received			(374,512)
Accumulated other comprehensive income			(2,047,046)
	Equity		6,511,373
	Total liabilities and equity	$	9,136,968

In the opinion of management the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

SuperDerivatives
Statement of Income
Year Ended December 31, 2014
(Unaudited)
(in thousands)

Data services fees, net	$ 14,271
Total revenue	14,271
Compensation and benefits	(814)
Professional services	194
Technology and communication	1,389
Rent and occupancy	104
Selling, general and administrative	190
Depreciation and amortization	106
Intercompany related expense	35,023
Operating expenses	36,192
Operating loss	(21,920)
Interest expense	2
Other income, net	(496)
Other income	(494)
Pre-tax net loss	(21,426)
Income tax expense	(68)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

SuperDerivatives
Balance Sheet
As of December 31, 2014
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	4,731
Accounts receivable, net		13,907
Prepaid expenses and other current assets		1,372
Current assets		20,009
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		3,861
Accumulated depreciation		(3,391)
Property and equipment, net		470
OTHER NON-CURRENT ASSETS:		
Other non-current assets		35
Investment in affiliate		94
Other non-current assets		128
Total assets	$	20,607
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	2,100
Accrued salaries and benefits		30
Other current liabilities		546
Due to affiliate		33,393
Deferred revenue, current		30,861
Current liabilities		66,930
NON-CURRENT LIABILITIES:		
Deferred revenue, non-current		1,836
Non-current liabilities		1,836
Total liabilities		68,767
EQUITY:		
Common stock, $0.01 par value		46
Additional paid-in-capital		44,341
Accumulated other comprehensive income		(92,547)
Total equity		(48,160)
Total Liabilities and equity	$	20,607

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of Intercontinental Exchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

True Office
Statement of Income
Year Ended December 31, 2014
(Unaudited)
(in thousands)

Data services fees, net	$ 312
Total revenue	312
Compensation and benefits	430
Professional services	95
Technology and communication	34
Selling, general and administrative	70
Depreciation and amortization	76
Operating expenses	705
Operating loss	(393)
Pre-tax net loss	(393)
Income tax benefit	(144)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

True Office
Balance Sheet
As of December 31, 2014
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	195
Accounts receivable, net		197
Prepaid expenses and other current assets		80
Income tax receivable		115
Current assets		587
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		2
Accumulated depreciation		-
Property and equipment, net		2
OTHER NON-CURRENT ASSETS:		
Goodwill		17,172
Other intangibles, net		2,424
Other non-current assets		19,596
Total assets	$	20,185
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	289
Accrued salaries and benefits		103
Due to affiliates		902
Deferred revenue		176
Current liabilities		1,470
NON-CURRENT LIABILITIES:		
Deferred tax payable, non-current		929
Other non-current liabilities		2
Non-current liabilities		931
Total liabilities		2,401
EQUITY:		
Retained earnings		(249)
Contributed capital		18,033
Total equity		17,784
Total Liabilities and equity	$	20,185

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2014 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2014, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

EXHIBIT I

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2015

EXHIBIT I

The audited consolidated financial statements for New York Stock Exchange LLC for the year ended December 31, 2014 follow.

CONSOLIDATED FINANCIAL STATEMENTS

New York Stock Exchange LLC and Subsidiaries
Period Ended December 31, 2014
With Report of Independent Auditors

New York Stock Exchange LLC and Subsidiaries

Consolidated Financial Statements

Period Ended December 31, 2014

Contents

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Report of Independent Auditors

The Board of Directors and Management
New York Stock Exchange LLC and Subsidiaries

We have audited the accompanying consolidated financial statements of New York Stock Exchange LLC and Subsidiaries, which comprise the consolidated balance sheet as of December 31, 2014, the related consolidated statements of comprehensive income, changes in equity and cash flows for the year ended December 31, 2014, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

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Building a better working world

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of New York Stock Exchange LLC and Subsidiaries at December 31, 2014, and the consolidated results of their operations and their cash flows for the year ended December 31, 2014 in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

June 24, 2015

New York Stock Exchange LLC and Subsidiaries

Consolidated Balance Sheet

(In Millions)

December 31, 2014

Assets		
Current assets:		
Cash and cash equivalents	$	67
Short term financial investments		27
Accounts receivable		198
Due from related parties, net		480
Other current assets		19
Total current assets		791
Property and equipment, net		407
Goodwill		1,564
Other intangible assets, net		1,932
Other non-current assets		333
Total non-current assets		4,236
Total assets	$	5,027
Liabilities and equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	314
Related party loan payable		145
Income tax payable		86
Deferred revenue		10
Deferred income taxes		49
Total current liabilities		604
Accrued employee benefits		475
Deferred revenue		61
Deferred income taxes		438
Other non-current liabilities		97
Total non-current liabilities		1,071
Total liabilities		1,675
Equity		3,352
Total liabilities and equity	$	5,027

See accompanying notes to consolidated financial statements.

New York Stock Exchange LLC and Subsidiaries

Consolidated Statement of Comprehensive Income

(In Millions)

Year Ended December 31, 2014

Revenues:	
Transaction fees	$ 559
Listing fees	314
Data services fees	138
Other revenues	45
Total revenues	1,056
Transaction-based expenses:	
Section 31 fees	154
Cash liquidity payments, routing and clearing	299
Total revenues less transaction-based expenses	603
Operating expenses:	
Compensation and benefits	127
Technology and communications	44
Professional services	48
Rent and occupancy	20
Selling, general and administrative	36
Depreciation and amortization	102
Total operating expenses	377
Operating income	226
Other income:	
Interest and other income (expense), net	24
Income before income tax expense	250
Income tax expense	103
Net income	$ 147
Other comprehensive income (loss):	
Employee benefit plan adjustments	(110)
Total comprehensive income	$ 37

See accompanying notes to consolidated financial statements.

New York Stock Exchange LLC and Subsidiaries

Consolidated Statement of Changes in Equity

(In Millions)

Year ended December 31, 2014

Balance at January 1, 2014	$	2,864
Net income		147
Dividends to Parent		(8)
Employee benefit plan adjustments to accumulated other comprehensive loss		(110)
Stock-based compensation		12
Net purchase price accounting adjustments		447
Balance at December 31, 2014	$	3,352

See accompanying notes to consolidated financial statements.

New York Stock Exchange LLC and Subsidiaries

Consolidated Statement of Cash Flows

(In Millions)

Year Ended December 31, 2014

Operating activities:		
Net income	$	147
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		102
Stock-based compensation		12
Deferred income taxes		4
Change in assets and liabilities:		
Accounts receivable		(45)
Income tax payable		88
Other assets		(117)
Accounts payable and accrued liabilities		117
Due from related parties, net		(249)
Deferred revenue		62
Other liabilities		(61)
Total adjustments		(87)
Net cash provided by operating activities		60
Investing activities:		
Proceeds from sale of financial investments		6
Capital expenditures		(83)
Net cash used in investing activities		(77)
Financing activities:		
Dividends to Parent		(8)
Net cash used in financing activities		(8)
Net decrease in cash and cash equivalents		(25)
Cash and cash equivalents, beginning of year		92
Cash and cash equivalents, end of year	$	67
Supplemental cash flow disclosure		
Cash paid for income taxes	$	3

See accompanying notes to consolidated financial statements.

1. Description of Business

New York Stock Exchange LLC ("the "Exchange") is a wholly-owned subsidiary of NYSE Holdings LLC (the "Parent"), a holding company that through its subsidiaries, operates securities exchanges including the Exchange. The Parent is a wholly-owned subsidiary of Intercontinental Exchange, Inc. ("ICE"). ICE operates regulated global markets and clearing houses, including futures exchanges, over-the-counter markets and derivatives clearing houses. ICE operates 17 global exchanges and six central clearing houses. The Exchange is a United States registered national securities exchange and self-regulatory organization ("SRO"). As such, it is registered with, and subject to oversight by, the Securities and Exchange Commission ("SEC"). In addition to the Exchange, the Parent has two other subsidiary SRO's: NYSE Arca, Inc. and NYSE MKT LLC.

The Exchange is the regulator of its members. These regulatory functions are performed or overseen by NYSE Regulation, Inc., a subsidiary of the Parent, and certain of its regulatory functions are performed by the Financial Industry Regulatory Authority, Inc., ("FINRA") pursuant to an agreement.

2. Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements are presented in accordance with United States generally accepted accounting principles ("U.S. GAAP") and include the accounts of the Exchange and its direct and indirect subsidiaries, which include NYSE Regulation, Inc., Stock Clearing Corporation, NYSE Market (DE), Inc., FINRA/NYSE Trade Reporting Facility LLC, and Securities Industry Automation Corporation (collectively, the "Subsidiaries"). All intercompany balances and transactions between the Exchange and its Subsidiaries have been eliminated in consolidation.

2. Significant Accounting Policies (continued)

On November 13, 2013, ICE completed its acquisition of the Parent. The accompanying consolidated financial statements reflect the final purchase accounting adjustments as they relate to the Exchange as of the acquisition date. As of the acquisition date, push-down accounting has been applied to the Exchange from ICE, and a new basis of accounting was established for the Exchange reflecting fair value adjustments made during the purchase price accounting process related to the acquisition. For the year ended December 31, 2014, the Exchange made final net purchase accounting adjustments of $447 million, consisting of the following (in millions):

Goodwill	$	(22)
Intangible assets		568
Deferred income taxes and taxes payable		(94)
Other		(5)
Total net purchase accounting adjustments	$	447

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Exchange's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Allocation Methodology

The accompanying consolidated financial statements have been derived in part from the financial statements of the Parent. To prepare the accompanying consolidated financial statements, management used certain methodologies to rationally and reasonably allocate certain items within the consolidated financial statements of the Exchange. These items have been allocated by the Parent to the appropriate SRO when identifiable or on a pro-rata basis of net revenue, headcount, or other measures for each SRO. Management believes that the items allocated reasonably reflect each SRO's financial position and operating results during the periods presented. Allocations may not, however, reflect the actual financial position and operating results required for the SRO to operate as an independent exchange for the period presented.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Exchange considers all short-term, highly liquid investments with original maturities of three months or less to be cash and cash equivalents.

Short Term Financial Investments

The Exchange's financial investments generally are classified as available-for-sale securities and are carried at fair value as of the trade date with the unrealized gains and losses, net of tax, reported as a component of other comprehensive income (Note 8). Interest income on debt securities, bank deposits and other interest rate investments, including amortization of premiums and accretion of discounts, is accrued and recognized over the life of the investment. The specific identification method is used to determine realized gains and losses on sales of investments, which are reported in interest and other income in the consolidated statement of comprehensive income.

Property and Equipment

Property and equipment is recorded at cost, reduced by accumulated depreciation (Note 6). Depreciation and amortization expense related to property and equipment is computed using the straight-line method based on estimated useful lives of the assets, or in the case of leasehold improvements, the shorter of the initial lease term or the estimated life of the improvement. The Exchange reviews the remaining estimated useful lives of its property and equipment at each balance sheet date and will make adjustments to the estimated remaining useful lives whenever events or changes in circumstances indicate that the remaining useful lives have changed.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is maintained at a level that management believes to be sufficient to absorb probable losses in the Exchange's accounts receivable portfolio. The allowance is based on several factors, including a continuous assessment of the collectability of each account. In circumstances where a specific customer's inability to meet its financial obligations is known, the Exchange records a specific provision for bad debts to reduce the receivable to the amount it reasonably believes will be collected. Accounts receivable are written off against the allowance for doubtful accounts when collection efforts cease.

Goodwill and Other Intangible Assets

Goodwill and intangible assets with indefinite lives are not amortized, but are reviewed for impairment on at least an annual basis or whenever circumstances indicate impairment could

2. Significant Accounting Policies (continued)

exist. An impairment loss is recognized if the estimated fair value of the reporting unit is less than its book value. Identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives, which are three to seventeen years from date of inception, and are also reviewed at least annually for impairment or whenever changes in circumstances indicate impairment can exist. Identifiable intangible assets consist of exchange registrations and licenses, customer relationships, trade names and other intangible assets.

Income Taxes

The Exchange is included in the consolidated federal and certain unitary state and local income tax returns filed by certain affiliates. The Exchange recognizes income taxes under the liability method. The Exchange recognizes a current tax asset or liability for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The Exchange establishes valuation allowances if it believes that it is more likely than not that some or all of its deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using current enacted tax rates in effect.

The Exchange does not recognize a tax benefit unless it concludes that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, the Exchange recognizes a tax benefit measured at the largest amount of the tax benefit that, in its judgment, is greater than 50 percent likely to be realized. The Exchange recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expenses.

The Exchange is subject to tax in numerous jurisdictions, primarily based on its operations. Significant judgment is required in assessing the future tax consequences of events that have been recognized in the Exchange's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could have material impact on the Exchange's financial position or operating results.

Revenue Recognition

Cash trading fee revenues are paid by customer organizations based on their trading activity. Fees are assessed on a per share basis for trading in equity securities. The fees vary based on the size and type of trade that is consummated. The Exchange earns transaction fees for customer orders of equity securities matched internally, as well as for customer orders routed to other exchanges. Cash trading fees are recognized as earned, which is generally upon execution of the trade. Cash trading fees are recorded gross of liquidity rebates and routing charges. Liquidity payments made to cash trading customers and routing charges paid to other

2. Significant Accounting Policies (continued)

exchanges are included in transaction-based expenses in the consolidated statement of comprehensive income.

The Exchange recognizes listing fee revenues from two types of fees applicable to companies listed on the Exchange - listing fees and annual fees. Listing fees consist of two components: original listing fees and fees related to other corporate-related actions. Original listing fees, subject to a minimum and maximum amount, are based on the number of shares that a company initially lists. Other corporate action-related fees are paid by listed companies in connection with corporate actions involving the issuance of new shares to be listed, such as stock splits, rights issues and sales of additional securities, as well as mergers and acquisitions, which are subject to a minimum and maximum fee.

Original listing fees are recognized as revenue on a straight-line basis over estimated service periods of nine years. Other corporate action listing fees are recognized as revenue on a straight-line basis over estimated service periods of six years. Unamortized balances are recorded as deferred revenue in the consolidated balance sheet. The unamortized deferred revenue balances as of December 31, 2014 of $71 million relates to listing fees incurred and billed and not yet recognized as revenue.

Annual fees are charged based on the number of outstanding shares of listed U.S. companies at the end of the prior year. Annual fees are recognized as revenue on a pro rata basis over the calendar year.

The Exchange collects market data revenues for consortium-based data products. Consortium-based data fees are determined by securities industry plans. Consortium-based data revenues that coordinated market data distribution generates (net of administration costs) are distributed to participating markets. These fees are recognized as revenue as services are rendered.

Other revenues relate to regulatory fees charged to member organizations, trading license fees, facility and other fees provided to specialists, brokers and clerks physically located on the U.S. markets that enable them to engage in the purchase and sale of securities on the trading floor.

Transaction-Based Expenses

The Exchange pays the SEC fees pursuant to Section 31 of the Securities Exchange Act of 1934 for transactions executed on the U.S. security exchanges. These Section 31 fees (which are included in transaction-based expenses in the consolidated statement of comprehensive income) are designed to recover the government's costs of supervising and regulating the securities markets and securities professionals. The Exchange, in turn, collects activity assessment fees, which are included in transaction fees in the consolidated statement of comprehensive income,

2. Significant Accounting Policies (continued)

from member organizations clearing or settling trades on the Exchange and recognizes these amounts as revenue when invoiced. Fees received are included in cash at the time of receipt and, as required by law, the amount due to the SEC is remitted semiannually and recorded as an accrued liability until paid. The activity assessment fees are designed so that they are equal to the Section 31 fees paid by the Exchange to the SEC. As a result, Section 31 fees do not have an impact on the Exchange's net income.

Section 31 fees collected from customers are recorded on a gross basis as a component of transaction fee revenue.

The Exchange also incurs routing charges when it does not have the best bid or offer in the market for a security that a customer is trying to buy or sell on the Exchange. In that case, the customer's order is routed to the external market center that displays the best bid or offer. The external market center charges us a fee per share (denominated in tenths of a cent per share) for routing to its system. The Exchange includes costs incurred due to erroneous trade execution within routing and clearing.

Fair Value Measurements

The Exchange applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis (Note 8). The Exchange defines fair value as the price that would be received for selling an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Exchange's financial instruments consist primarily of cash and cash equivalents, short term financial investments, customer accounts receivable and other short-term assets and liabilities.

3. Goodwill and Other Intangibles

The following is a summary of the activity in the goodwill balance for the year ended December 31, 2014 (in millions):

Goodwill balance at January 1, 2014	$ 1,586
Net purchase price accounting adjustment	(22)
Goodwill balance at December 31, 2014	$ 1,564

3. Goodwill and Other Intangibles (continued)

The Exchange's intangible assets include $1,932 million of intangible assets purchased in connection with the ICE acquisition on November 13, 2013. The following table presents the details of the intangible assets as of December 31, 2014 (in millions):

	Carrying Value	Accumulated Amortization	Useful Life
Exchange registration and licenses	$ 1,523	$ –	Indefinite
Customer relationships	228	15	17 years
Trade names	154	–	Indefinite
Other intangible assets	67	25	3 years
Total	$ 1,972	$ 40	

Indefinite useful lives were assigned to exchange registrations and licenses since the registrations and licenses represent rights to operate the Exchange in perpetuity and based on the long history of the Exchange and the expectation that a market participant would continue to operate them indefinitely. An average 17 year and 3 year useful life for customer relationships and other intangible assets, respectively, is based on the projected economic benefits of the asset, and represents the approximate point in the projection period in which a majority of the asset's cash flows are expected to be realized based on assumed attrition rates. Useful lives of trade names were determined based on history in the marketplace, their continued use, importance to the business and prominence in the industry.

For the year ended December 31, 2014, amortization expense of acquired intangible assets was $37 million and is included in depreciation and amortization expense in the consolidated statement of comprehensive income.

The estimated future amortization expense of acquired intangible assets is as follows (in millions):

Year Ending December 31:	
2015	$ 36
2016	33
2017	13
2018	13
2019	13
Thereafter	147
Total	$ 255

4. Income Taxes

As of December 31, 2014, the Exchange's current income tax payable is $86 million which primarily relates to amounts owed to the Parent.

The components of the income tax provision for the year ended December 31, 2014 were as follows (in millions):

Current:		
Federal	$	70
State and local		29
Total current		99
Deferred:		
Federal		9
State and local		(5)
Total deferred		4
Total tax expense	$	103

A reconciliation of the U.S. federal statutory rate of 35 percent to the Exchange's actual income tax rate for the year ended December 31, 2014 was as follows:

Federal statutory rate	35%
State and local taxes (net of federal benefit)	8
Other	(2)
Effective tax rate	41%

The significant components of deferred tax assets and liabilities as of December 31, 2014 are reflected in the following table (in millions):

Deferred tax assets:		
Deferred compensation	$	117
Deferred revenue		29
Investment in partnership		42
Tax credits and NOL carryforwards		14
Pension		102
Liability reserve		13
Total before valuation allowance		317
Valuation allowance		(1)
Total deferred tax assets, net of valuation allowance	$	316

4. Income Taxes (continued)

Deferred tax liabilities:		
Acquired intangible assets	$	(792)
Property and equipment		(6)
Other		(5)
Total deferred tax liabilities		(803)
Net deferred tax liabilities	$	(487)
Reported as:		
Net current deferred tax liabilities	$	(49)
Net non-current deferred tax liabilities		(438)
Net deferred tax liabilities	$	(487)

A valuation allowance is established when management determines that it is more likely than not that all or some portion of the benefit of the deferred tax assets will not be realized.

As of December 31, 2014, the Exchange has gross state and local net operating loss carry-forwards of $137 million. These carry-forwards are available to offset future taxable income until they begin to expire in 2029.

The Exchange does not recognize a tax benefit unless it concludes that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, the Exchange recognizes a tax benefit measured at the largest amount of the tax benefit that, in its judgment, is greater than 50% likely to be realized.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows for the year ended December 31, 2014 (in millions):

Beginning balance of unrecognized tax benefits	$	16
Reductions related to acquisitions		(4)
Additions based on tax positions related to current year		5
Ending balance of unrecognized tax benefits	$	17

The Exchange recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense. For the year ended December 31, 2014, the Exchange recognized $4 million of tax expense for interest and penalties. Accrued interest and penalties were $6 million as of December 31, 2014. Tax years prior to 2006 no longer remain subject to examination.

5. Related Parties

In the regular course of business, transactions take place between companies directly or indirectly controlled by the Parent or between such companies and the Parent itself. The Parent's management considers that such transactions have generally been conducted on an arm's-length basis. As of December 31, 2014, the Exchange had a $480 million net receivable related to direct costs of the Exchange paid by the Parent and companies directly or indirectly controlled by the Parent, on behalf of the Exchange. These costs include compensation and benefits, technology and communications, professional services, rent and occupancy, and selling, general and administrative expenses. Refer to the Allocation Methodology section within Note 2 for further detail. In addition, the Exchange made a dividend payment to the Parent during the year of $8 million.

The Exchange is included in the consolidated federal and certain state and local unitary income tax returns filed by the Parent. The Exchange also files separate state and local income tax returns in certain other states.

6. Property & Equipment

Components of property and equipment were as follows as of December 31, 2014 (in millions):

Land, buildings and building improvements	$	226
Leasehold improvements		112
Computers and equipment		82
Software, including software development costs		54
Furniture and fixtures		5
		479
Less: accumulated depreciation and amortization		(72)
Total property and equipment, net	$	407

For the year ended December 31, 2014, amortization of software, including software development costs, was $15 million and depreciation of all other property and equipment was $50 million. These expenses are included in depreciation and amortization expense in the consolidated statement of comprehensive income. The unamortized software balance, including software development costs, was $38 million as of December 31, 2014.

7. Pension and Other Benefit Plans

The employees of the Exchange and its Subsidiaries participate in defined benefit plans (the "Plans") and defined contribution plans offered to certain U.S. employees of ICE. Effective December 31, 2008, the Exchange's benefit plans were merged with the Plans. The benefit accrual for the Plans is frozen. The Exchange and NYSE MKT LLC represent approximately 92% and 8%, respectively, of the plan assets, for the defined retirement plan, and obligations as of December 31, 2014; however, they are not managed separately. As such, the remainder of this footnote reflects the consolidated Plans with reference to ICE as the ultimate parent of the Exchange.

Defined Benefit Pension Plans

Retirement benefits are derived from a formula, which is based on length of service and compensation. Based on the calculation, ICE may contribute to its pension plans to the extent such contributions may be deducted for income tax purposes. For the year ended December 31, 2014, ICE contributed $51 million to the pension plans. ICE funds the frozen defined benefit pension plan each year at the level above the minimum required contribution but within tax deductible limits. Based on actuarial projections, ICE estimates that a contribution of $10 million during the year ending December 31, 2015 will allow ICE to meet its funding goal. However, the actual contribution is contingent on the actual plan performance relative to assumptions.

During year ended December 31, 2014, as part of certain plan amendments, lump sum payments were offered to certain terminated vested participants as part of a de-risking strategy in the pension plans. The offer was made to 2,725 participants, of whom 935, or 34%, elected to receive a lump sum. The total amount paid to this group was $55 million and when combined with other lump sum payments made during the year, it exceeded the total interest cost and service cost for the year. ICE recognized a loss of $4 million for the year ended December 31, 2014 in connection with these plan settlements.

ICE bases its investment policy and objectives on a review of the actuarial and funding characteristics of the retirement plan, the demographic profile of plan participants, and the business and financial characteristics of the Parent. Capital market risk/return opportunities and tradeoffs also are considered as part of the determination. The primary investment objective of the Plan is to achieve a long-term rate of return that meets the actuarial funding requirements of the plan and maintains an asset level sufficient to meet all benefit obligations of the plan. The target allocations for the Plan assets are 65 percent equity securities and 35 percent U.S. fixed income securities. Equity securities primarily include investments in large-cap and small-cap companies primarily located in the United States. U.S. Fixed income securities include corporate

7. Pension and Other Benefit Plans (continued)

bonds of companies from diversified industries and U.S. treasuries.

The fair values of the Plan assets at December 31, 2014, by asset category were as follows (in millions). See Note 8 for further detail on fair value of financial instruments.

	Fair Value Measurements			
Asset Category	**Quoted Prices in Active Markets for Identical Assets (Level I)**	**Significant Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total**
Cash	$ 31	$ -	$ 3	$ 34
Equity securities:				
U.S. large-cap	150	76	-	226
U.S. small-cap	69	38	-	107
International	85	51	-	136
Fixed income securities	121	94	-	215
Total	$ 456	$ 259	$ 3	$ 718

The costs of the plans during the year ended December 31, 2014 have been determined in accordance with the Compensation-Retirement Benefits Topic of the FASB Accounting Standards Codification. The measurement date for the plans is December 31, 2014. The following table provides a summary of the changes in the plans' benefit obligations and the fair value of assets as of December 31, 2014 and a statement of funded status of the plans as of December 31, 2014 (in millions):

Change in benefit obligation:	
Benefit obligation at January 1, 2014	$ 837
Interest cost	37
Actuarial loss	146
Plan settlements	(55)
Benefits paid	(49)
Benefit obligation at year end	916

7. Pension and Other Benefit Plans (continued)

Change in plan assets:	
Fair value of plan assets at January 1, 2014	735
Actual return on plan assets	36
Contributions	51
Plan settlements	(55)
Benefits paid	(49)
Fair value of plan assets at December 31, 2014	718
Funded status	(198)
Accumulated benefit obligation	916
Amounts recognized in the consolidated balance sheet:	
Accrued employee benefits	(198)

The components of the pension plans (benefit) in the ICE consolidated statement of comprehensive income are set forth below for the year ended December 31, 2014 (in millions):

	Year Ended December 31, 2014
Interest cost	$ 37
Estimated return on plan assets	(47)
Recognized actuarial loss	4
Aggregate pension benefit	$ (6)

ICE uses a market-related value of plan assets when determining the estimated return on plan assets. Gains/losses on plan assets are amortized over a four-year period and accumulate in other comprehensive income. ICE recognizes deferred gains and losses in future net income based on a "corridor" approach, where the corridor is equal to 10% of the greater of the benefit obligation or the market-related value of plan assets at the beginning of the year.

The following table shows the payments projected based on actuarial assumptions (in millions):

2015	$ 49
2016	49
2017	50
2018	50
2019	50
Next 5 years	257

7. Pension and Other Benefit Plans (continued)

Supplemental Executive Retirement Plan

ICE also maintains a nonqualified supplemental executive retirement plan ("SERP"), which provides SERP benefits for certain employees. Employees or former employees of the Exchange participate in SERP. The future benefit accrual of all SERP plans is frozen. To provide for the future payments of these benefits, ICE has purchased insurance on the lives of the participants through company-owned policies. At December 31, 2014, the cash surrender value of such policies was $54 million, which is included in other non-current assets on the ICE consolidated balance sheet.

The following table provides a summary of the changes in the SERP benefit obligations for the year ended December 31, 2014 (in millions):

Change in benefit obligations:	
Benefit obligation at January 1, 2014	$ 73
Interest cost	3
Actuarial (gain) / loss	8
Benefits paid	(11)
Benefit obligation at end of year	73
Funded status	(73)
Amounts recognized in the ICE consolidated balance sheet:	
Current liabilities	(11)
Non-current liabilities	(62)

The components of the SERP plan expense/(benefit) in the ICE consolidated statement of income are set forth below for the year ended December 31, 2014 (in millions):

	Year Ended December 31, 2014
Interest cost	$ 3
Recognized actuarial (gain) loss	0
Aggregate pension expense	$ 3

7. Pension and Other Benefit Plans (continued)

The following table shows the projected payments for the SERP plan based on the actuarial assumptions (in millions):

2015	$ 11
2016	9
2017	8
2018	7
2019	5
Five years thereafter	21

Pension and SERP Plan Assumptions

The weighted average assumptions used to develop the actuarial present value of the projected benefit obligation and net periodic pension/SERP cost are set forth below:

	December 31, 2014
Discount rate (pension/SERP)	3.8% / 3.2%
Expected long-term rate of return on plan assets (pension/SERP)	6.5% / N/A
Rate of compensation increase	N/A

The assumed discount rate reflects the market rates for high-quality corporate bonds currently available. The discount rate was determined by considering the average of pension yield curves constructed on a large population of high quality corporate bonds. The resulting discount rates reflect the matching of plan liability cash flows to yield curves. To develop the expected long-term rate of return on assets assumption, ICE considered the historical returns and the future expectations for returns for each asset class as well as the target asset allocation of the pension portfolio.

Postretirement Benefit Plans

ICE assumed the Parent's defined benefit plans to provide certain health care and life insurance benefits for eligible retired U.S. employees. These post-retirement benefit plans, which may be modified in accordance with their terms, were fully frozen in 2009. The net periodic post-retirement benefit costs were $9 million for the year ended December 31, 2014. The defined benefit plans are unfunded and ICE currently does not expect to fund the post-retirement benefit plans. The discount rate as of December 31, 2014 is 3.8%. The following table shows the

7. Pension and Other Benefit Plans (continued)

actuarial determined benefit obligation, benefits paid during the period and the accrued employee benefits (in millions):

	Year Ended December 31, 2014
Benefit obligation at December 31, 2014	$ 239
Interest cost	8
Actuarial loss	35
Employee contributions	3
Benefits paid	(16)
Amounts recognized in the ICE consolidated balance sheet:	
Other liabilities	(12)
Accrued employee benefits	(227)

The following table shows the payments projected (net of expected Medicare subsidy receipts of $12 million in aggregate over the next ten fiscal years) based on actuarial assumptions (in millions):

2015	$ 12
2016	13
2017	13
2018	13
2019	13
Five years thereafter	67

For measurement purposes, ICE assumed an 8.0% annual rate of increase in the per capita cost of covered health care benefits in 2014 which will decrease on a graduated basis to 4.5% in the year 2029 and thereafter. The following table shows the effect of a one-percentage-point increase and decrease in assumed health care cost trend rates (in millions):

Assumed Health Care Cost Trend Rate	1% Increase	1% Decrease
Effect of postretirement benefit obligation	$ 33	$ (27)
Effect on total of service and interest cost components	1	(1)

7. Pension and Other Benefit Plans (continued)

Accumulated Other Comprehensive Income

The accumulated other comprehensive income as of December 31, 2014 was primarily a result of a decline in the discount rate and changes to mortality tables used to measure the benefit obligations of the pension, SERP and post-retirement benefit plans. Accumulated other comprehensive loss, after tax, as of December 31, 2014 consisted of the following amounts that have not yet been recognized in net periodic benefit cost (in millions):

	Pension Plans	SERP Plans	Post-retirement Benefit Plans	Total
Unrecognized net actuarial loss, after tax	$ (89)	$ (4)	$ (21)	$ (114)

The amount of prior actuarial loss included in accumulated other comprehensive income related to the pension, SERP and postretirement plans as of December 31, 2014, which are expected to be recognized in net periodic benefit cost in the coming year, is estimated to be (in millions):

	Pension Plans	SERP Plans	Post-retirement Benefit Plans	Total
Loss recognition	$ (2)	$ -	$ (1)	$ (3)

Defined Contribution Plans

ICE assumed the Parent's defined contribution plans for which most employees of the Exchange contribute a portion of their salary within legal limits. The Exchange matches an amount equal to 100% of the first 6% of eligible contributions. Total contributions made for the year ended December 31, 2014 were $20 million related to the Parent's defined contribution plans. The U.S. operations also provide benefits under a Supplemental Executive Savings Plan ("SESP") to which eligible employees may contribute. SESP contributions were $2 million for the year ended December 31, 2014. Included in ICE's accrued employee benefits payable was $13 million as of December 31, 2014 relating to the SESP plan.

8. Fair Value of Financial Instruments

The Exchange accounts for certain financial instruments at fair value in accordance with the Fair Value Measurements and Disclosures Topic of the FASB Accounting Standards Codification. The Fair Value Measurements and Disclosures Topic defines fair value, establishes a fair value hierarchy on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of financial instruments is determined using various techniques that involve some level of estimation and judgment, the degree of which is dependent on the price transparency and the complexity of the instruments.

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1 – Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2 – Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3 – Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. Changes in the valuation inputs may result in a reclassification of certain financial assets or liabilities. See Note 7 where the fair values of the Exchange's pension plan assets and the hierarchy level of each are disclosed.

A summary of current investments at December 31, 2014 is as follows (in millions):

	Level 1	Level 2	Level 3	Total
Mutual Funds (SERP/SESP)[1]	$ 27	$ -	$ -	$ 27

(1) Equity and fixed income mutual funds held for the purpose of providing future payments of the SERP and the SESP.

9. Commitments and Contingencies

The Exchange is, from time to time, subject to legal and regulatory proceedings that arise in the ordinary course of business. However, the Exchange does not believe that the resolution of these matters will have a material adverse effect on the Exchange's consolidated balance sheet, statement of comprehensive income, or liquidity. It is possible, however, that future results of operations could be materially and adversely affected by any new developments relating to the legal proceedings and claims.

The Exchange leases office space under non-cancelable operating leases and equipment that expire at various dates through 2029. Future payments under these obligations as of December 31, 2014 were as follows (in millions):

	Lease Payments
Year:	
2015	$ 19
2016	10
Thereafter	-
Total	$ 29

For the year ended December 31, 2014, rent expense was $20 million.

10. Subsequent Events

The Exchange has evaluated subsequent events and determined that no events or transactions met the definition of a subsequent event for purposes of recognition or disclosure in the accompanying consolidated financial statements.

EXHIBIT K

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2015

The ownership structure of New York Stock Exchange LLC is as follows:

1. Full legal name: NYSE Group, Inc.

2. Title or status: Delaware corporation

3. Date title or status was acquired: March 7, 2006, corporate structure put in place as a result of the merger of New York Stock Exchange, Inc. and Archipelago Holdings, Inc.

4. Approximate ownership interest: 100% ownership interest

5. Whether the Person has control: Yes, NYSE Group, Inc. has control.

EXHIBIT M

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2015

EXHIBIT M

An alphabetical listing of the members and member organizations of New York Stock Exchange LLC, containing information including the name, date of election, principal place of business, and information with respect to the activities in which the members and member organizations are primarily engaged, is maintained and kept up to date, and will be made available to the Securities and Exchange Commission upon request.

In addition, a list of member organizations is publicly available on the Exchange's website at www.NYSE.com.

EXHIBIT N

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2015

EXHIBIT N

A schedule of New York Stock Exchange LLC's securities admitted to trading is publicly available on the Exchange's website at www.NYSE.com.

A list of such securities is also maintained by the Exchange, is kept up to date, and will be made available to the Securities and Exchange Commission and the public on request.